SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12448

FLOW INTERNATIONAL CORPORATION

VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

(Full Title of the Plan)

FLOW INTERNATIONAL CORPORATION

(Issuer of the securities held pursuant to the Plan)

23500 - 64th Avenue South

Kent, Washington 98032

(Address of principal executive offices)

Flow International Corporation

Voluntary Pension and

Salary Deferral Plan

Financial Statements and

Supplemental Schedules

December 31, 2003 and 2002

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Advisory Committee

Flow International Corporation Voluntary

    Pension and Salary Deferral Plan

Kent, Washington

We have audited the accompanying statements of net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of and for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Kirkland, Washington
May 26, 2004

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statements of Net Assets Available for Benefits

December 31,	2003	2002
Assets
Investments, at fair value
Mutual funds	$18,028,983	$13,493,317
Collective trust fund	3,488,027	3,988,169
Flow International Corporation unitized common stock fund	593,820	220,445
Participant loans	380,353	492,195

	22,491,183	18,194,126

Receivables
Participant salary deferrals	61,759	50,014
Other	—	1,607

Total receivables	61,759	51,621

Cash	28,400	1,449

Total assets	22,581,342	18,247,196

Liabilities
Other	340	1,571

Net assets available for benefits	$22,581,002	$18,245,625

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2003	2002
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$4,002,919	$(4,500,019)
Interest	201,428	250,162

	4,204,347	(4,249,857)
Contributions:
Employer	—	715,509
Employee:
Salary deferrals	1,474,584	1,830,816
Rollovers from other qualified retirement plans	472	9,411

Total additions	5,679,403	(1,694,121)

Deductions
Benefits paid to participants	1,344,026	1,727,675
Administrative expenses	—	1,100

Total deductions	1,344,026	1,728,775

Net increase (decrease)	4,335,377	(3,422,896)

Net assets available for benefits, beginning of year	18,245,625	21,668,521

Net assets available for benefits, end of year	$22,581,002	$18,245,625

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description	The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan for the benefit of eligible employees of Flow International Corporation and its subsidiaries and Flow Autoclave Systems, Inc., (collectively the Company). The plan was established October 1, 1986. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 1999, Flow International Corporation formed a joint venture with Autoclave Systems, Inc., an independent third party. Employees in the newly created Flow Autoclave Systems, Inc. were admitted to the Plan at that time, changing the Plan status from single-employer to multiple-employer. A multiple-employer plan is one that involves more than one employer, and includes plans whose contributions from individual employers are available to pay benefits to all participants. The Plan is considered to be a multiple-employer plan because Autoclave, whose employees participate in the Plan, is less than 80% owned by Flow International Corporation.

Trustee and Administrator of the Plan

The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company. Contributions to the Plan and net plan earnings (losses) thereon are held by the Plan trustee under terms of a trust agreement with Security Trust Company (STC). The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Eligibility

Employees of the Company that are not members of a collective bargaining unit are eligible to participant in the Plan. Employees who are members of a collective bargaining unit are eligible to participate in the Plan only if the collective bargaining agreement provides for eligibility in the Plan.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description (Continued)	Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the Company match, if any, one year following that date.

Contributions

Eligible employees may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Plan also allows catch up contributions for participants age 50 and over and for transfers in from other qualified retirement plans (“Rollovers”).

Through October 13, 2002, for employees meeting certain employment criteria, the Company provided a matching contribution in an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company, or 75% of the first 6% of employee compensation contributed for employees with five years or more of service.

Effective for compensation earned on or after October 14, 2002, the Plan was amended to make all employer-matching contributions discretionary to the employer. There were no discretionary employer contributions in 2003 or 2002.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contribution, when applicable, and net Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description (Continued)

Investment Options

Upon enrollment in the Plan, participants may direct their investments among 18 mutual funds, one collective trust fund, and a fund comprised primarily of investment in the common stock of Flow International Corporation (“Flow Fund”). The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment is included in the financial statements at estimated fair value as reported by the fund’s trustee. The collective trust fund is a fund that invests primarily in a benefit responsive insurance contract that provides for a guaranteed rate of return established each quarter. The crediting interest rate during 2003 and 2002 that averaged 4.45% and 5.66%, and yielded 4.30% and 5.30%, is included in interest income on the statement of changes in net assets available for benefits. There are no reserves against estimated fair value for credit risk of the contract issuer or otherwise.

Because investments in the Flow Fund are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 25% of the balance in his or her account in the Flow Fund.

Voting Rights

Each participant invested in the Company’s unitized common stock fund is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account. The Advisory Committee is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct the Advisory Committee with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the fund.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon vest with individual participants based upon years of service with the Company. Participants become 100% vested over five years of service or at a normal retirement age of 65.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1.	Plan Description (Continued)

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence, in which case the maximum is ten years.

The loans are collateralized by the balance in the participant’s account. The rate charged on participant loans is the prime rate (4.00% and 4.25% at December 31, 2003 and 2002, respectively) plus 1%, as of the first day of the quarter in which the loan is approved. Interest rates on outstanding participant loans range from 5.00% to 10.50% at December 31, 2003. Principal and interest is paid ratably not less than monthly.

Payment of Benefits

Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant. Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59 ½. The Plan allows hardship withdrawals to eligible participants. The Advisory Committee has the right to distribute participant accounts upon termination of service for participants with balances not exceeding $5,000.

Forfeitures

Unvested forfeited investment balances are used to reduce future employer contributions. For 2002, employer contributions were reduced by $17,354 from the forfeited non-vested accounts. For 2003, forfeitures totaling $41,458 were allocated to participants based on contributions eligible for employer matching. There were no forfeitures pending utilization at December 31, 2003 or 2002.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1	Plan Description (Continued)

Administrative Expenses

The Plan provides that administrative expenses may be paid by either the Plan or the Company. With the exception to certain costs incurred in connection with the Flow International Corporation Unitized Common Stock Fund, administrative expenses were paid by the investment manager, out of commissions or by the Company, and are therefore not separately reflected in these financial statements.

2.	Summary of Significant Accounting Policies	Basis of Preparation The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund that has an underlying investment, a benefit-responsive insurance contract with MetLife Insurance Company, and the Flow Fund, which invests primarily in Flow International Corporation common stock. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Refer to the Company’s Forms 10-K and 10-Q filings regarding risks associated with Flow International Corporation’s common stock.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

Investments are valued at their fair market value. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The collective trust fund is valued at estimated fair value as determined based on the contract value of the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund’s trustee. Flow International Corporation common stock is valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefits Paid to Participants Benefits are recorded when paid. Reclassifications Certain amounts in the prior year have been reclassified to conform to the current presentation.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

3.	Investments	All Plan investments are held in trust at STC. The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

December 31,	2003	2002
Investments at fair value as determined by quoted market price:
American Century 20th Ultra Advisor Class Fund	$ 1,792,456	$ 1,459,872
American Funds Growth Fund Class A	2,780,186	1,786,414
Oppenheimer Global A	2,536,859	1,985,263
PIMCO Total Return Class A Fund	1,178,458	1,198,629
Rainier Small/Midcap EQ	2,477,258	*
Vanguard Index 500 Fund	2,363,182	1,812,640
Safeco Growth Opportunity Class A Fund	*	925,729
Other	5,494,404	4,545,215

	18,622,803	13,713,762
Investments at estimated fair value:
Met Life Stable Value Fund	3,488,027	3,988,169
Other	380,353	492,195

	$22,491,183	$18,194,126

*	Investment was less than 5% of net assets available for benefits this year and is included in other investments.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Year ended December 31,	2003	2002
Investments at fair value as determined by quoted market price:
Mutual Funds	$3,833,248	$(3,772,559)
Flow International Corporation unitized common stock fund	169,671	(727,460)

	$4,002,919	$(4,500,019)

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	Federal Income Taxes	The Internal Revenue Service has determined and informed the Company by a letter dated January 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan, including amendments made and proposed amendment dated April 30, 2003, and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6.	Non-Exempt Transactions	During the year ended December 31, 2003 and 2002, the Company was late in remitting contributions into the Plan. For 2003 and 2002, the amounts remitted late totaled $286,535 and $481,952, and were late an average of 5 and 8 days. Regulations require that the Company pay interest to the Plan for such late payments. For 2003, the interest is estimated to be less than $200 and in 2002 was less than $700.

7.	Reconciliation of Financial statements to Form 5500	For purpose of the financial statements, the investment in the MetLife Stable Value Fund is presented as a collective trust fund. Because the fund is not a direct filing entity, the investment is presented in the Form 5500 based on the underlying investments. The underlying investment of the fund is a contract with an insurance company.

For purposes of the financial statements, the investment in the Flow Fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

7.	Reconciliation of Financial statements to Form 5500 (Continued)	The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2003	2002
Per financial statements:
Net appreciation (depreciation) in fair value of investments	$4,002,919	$(4,500,019)
Interest	201,428	250,162

	4,204,347	(4,249,857)
Difference in calculated depreciation of Flow International Corporation Unitized Common Stock Fund	—	(5,775)

	$4,204,347	$(4,255,632)

Per Schedule H of Form 5500:
Interest	$201,428	$46,243
Realized loss on sale of assets	(53,316)	(56,561)
Unrealized depreciation of assets	—	(471,019)
Net investment income (loss) from registered investment companies (mutual funds)	4,056,235	(3,774,295)

	$4,204,347	$(4,255,632)

8.	Related- Party Transactions	The Plan invests in shares of Flow International Corporation common stock. Flow International Corporation is Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

9.	Subsequent Event	In January 2004, American Stock Transfer and Trust Company replaced STC as the custodian and trustee of the Plan.

Supplemental Schedules

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1104842

Plan Number: 002

December 31, 2003
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds:
	American Century 20th Ultra Advisor Class Fund	67,896 shares	*	$1,792,457
	American Funds Growth Fund Class A	113,292 shares	*	2,780,186
	American Funds Washington Fund Class A	5,420 shares	*	155,974
	Davis New York Venture Fund	18,941 shares	*	521,258
	Gabelli Westwood Balanced Fund	81,957 shares	*	917,096
	Oppenheimer Global A Fund	49,259 shares	*	2,536,859
	PIMCO Small Cap Value A	9,942 shares	*	249,141
	PIMCO Total Return Class A Fund	110,036 shares	*	1,178,485
	Putnam International Equity Fund Class A	45,830 shares	*	946,843
	Rainier Small/Mid Cap Fund	96,579 shares	*	2,477,258
	Van Kampen Capital Emerging Growth Fund	6,465 shares	*	233,594
	Van Kampen Growth & Income Class A	56,231 shares	*	1,014,414
	Vanguard Extended Market Index Fund	6,684 shares	*	178,184
	Vanguard Index 500 Fund	23,017 shares	*	2,363,182
	Wells Fargo Outlook 2010 Class A	20,676 shares	*	247,074
	Wells Fargo Outlook 2020 Class A	16,657 shares	*	210,379
	Wells Fargo Outlook 2030 Class A	9,396 shares	*	123,281
	Wells Fargo Outlook 2040 Class A	7,422 shares	*	103,318

				$18,028,983

*	Cost information is not required for participant-directed investments.
**	A Party-in-interest as defined by ERISA.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Assets (Held at End of Year)

(Continued)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1104842

Plan Number: 002

December 31, 2003
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Fund:
	MetLife Stable Value Fund	284,041 units	*	3,488,027
	Flow International Corporation Unitized Common Stock Fund:		*
**	Flow International Corporation common Stock	166,834 shares	*	507,174
	Cash and cash equivalents	Cash	*	86,646

				593,820
**	Participant loans	Maturing through 2012 Interest rates ranging from 5.00% to 10.5%	*	380,353

	Total investments			$22,491,183

*	Cost information is not required for participant-directed investments.
**	A Party-in-interest as defined by ERISA.

Form 5500, Schedule H, Line 4a

EIN: 91-1104842

Plan Number: 002

Year ended December 31, 2003
Identity of Party Involved	Relationship to Plan	Description of Transactions	Payroll Date	Amount
Flow International Corporation	Plan Sponsor	Overdue employee contributions not timely remitted to the Plan	2/21/03 3/21/03 4/18/03 6/13/03	$91,903 64,297 68,530 61,805

$286,535

This represents total amount of employee contributions that have been withheld from employees that were not remitted timely into the Trust by the Plan Sponsor.

Exhibit Index

Number	Title

23.1	Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

Date: June 25, 2004	/s/ Stephen D. Reichenbach
Stephen D. Reichenbach
Chief Financial Officer (Principal Financial Officer)